FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of July 2012 No. 4

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On July 30, 2012, the registrant issued a press release announcing the ratio for its reverse share split.

This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: July 30, 2012	By:	/s/ Nati Somekh
Nati Somekh
Corporate Secretary

TowerJazz Announces Reverse Share Split Ratio

MIGDAL HAEMEK, Israel – July 30, 2012 – TowerJazz (Nasdaq: TSEM; TASE: TSEM), the global specialty foundry leader, today announced that its Board of Directors has approved a reverse split of its ordinary shares at a ratio of 1-for-15. The reverse split will reduce the number of outstanding ordinary shares of the Company to approximately 22 million shares. Fractional shares as a result of the reverse share split will be rounded up to the next whole number. Proportional adjustments will be made to all of TowerJazz’s outstanding convertible securities.

The reverse share split is intended to enable TowerJazz to regain compliance with the NASDAQ minimum bid requirement to maintain the Company's stock listing on NASDAQ.

The Company's ordinary shares will begin trading on a split-adjusted basis on NASDAQ commencing August 6, 2012 and on the Tel Aviv Stock Exchange commencing August 5, 2012, subject to the approval of the company’s shareholders on Thursday, August 2, 2012.

Russell Ellwanger, CEO of TowerJazz, commented: “The reverse split action is being done for the benefit of our shareholders - it is intended to enable continued US investment and analysts' coverage by regaining our listing on NASDAQ, while continuing to be traded on the Tel Aviv Stock Exchange. We as well expect this action to create new opportunities for us with large size institutional investors and analysts as we continue to extend our leadership as the number one global specialty foundry”.

About TowerJazz
Tower Semiconductor  Ltd. (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry leader, its fully owned U.S. subsidiary Jazz Semiconductor  Ltd., and its fully owned Japanese subsidiary TowerJazz Japan, LTD, operate collectively under the brand name TowerJazz, manufacturing integrated circuits  with geometries ranging  from  1.0  to  0.13-micron. TowerJazz provides industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as MEMS capabilities. To provide multi-fab sourcing, TowerJazz maintains two manufacturing facilities in Israel, one in the U.S., and one in Japan with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

Contacts

TowerJazz Investor Relations Noit Levi, +972 4 604 7066 Noit.levi@towerjazz.com	CCG Investor Relations Ehud Helft / Kenny Green, (646) 201 9246 towersemi@ccgisrael.com